U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

     Royal Bank of Canada
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     200 Bay Street
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                                    (Street)

     Toronto                     Ontario, Canada           M5J 2J5
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     08/01/01
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Tucker Anthony Sutro (TA)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

     Not Applicable
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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                                       TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

   Common Stock, par value $0.01           (3,400)                    D*
   per share
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

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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


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
* Explanation of Responses: Includes negative 3,400 shares of Common Stock, par value $0.01 per share of Tucker Anthony Sutro, a
Delaware corporation, which reflects a short position of Royal Bank of Canada ("Royal Bank"), a Canadian chartered bank.

In addition, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), Royal Bank may be deemed to have acquired beneficial ownership of 4,571,606 shares of Common Stock, par value $0.01 per share (the "Shares"), of Tucker Anthony Sutro pursuant to a Voting and Support Agreement, dated as of August 1, 2001 (the "Voting Agreement") between Royal Bank, on the one hand, and Thomas H. Lee Foreign Fund III, L.P. and Thomas H. Lee Equity Fund III, L.P. (together, the "Stockholders"), on the other hand.
Pursuant to Rule 13d-4 of the Act, Royal Bank disclaims beneficial ownership of such Shares. Pursuant to Rule 16a-1(b)(4) of the
Act, this filing shall not be deemed an admission that Royal Bank is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of the Shares covered by the Voting Agreement. For a description of the Voting Agreement, see the Schedule 13D filed by Royal Bank with the United States Securities and Exchange Commission on the date hereof (the "RBC 13D"). The RBC 13D contains a description of the relationship among RBC and the Stockholders under the Voting Agreement but is not an admission by RBC of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder or
Section 16 of the Act and the rules thereunder. Royal Bank does not have or share a "pecuniary interest" in the Shares covered by the Voting Agreement for purposes of Rule 16a-1(a)(2) under the Act.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


     /s/ Peter W. Currie                                    August 13, 2001
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      **Signature of Reporting Person                             Date

           Peter W. Currie
           Vice-Chairman and
           Chief Financial Officer